Exhibit 99.2

Year 2026Q1 Compared to Year 2025Q1

Revenues. Our revenues decreased by 65.3% from RMB37.0 million in 2025 to RMB12.8 million (US$1.9 million) in 2026, primarily because of we reduced the mining activities due to the decrease of Bitcoin price.

Cost of Revenue. Cost of revenue decreased by 70.6% from RMB35.0 million in 2025 to RMB10.3 million (US$1.5 million) in 2026, primarily due to decrease in relevant cryptocurrency mining cost.

Product Development Expenses. Product development expenses increased by 2,326.5% from RMB0.1 million in 2025 to RMB3.6 million (US$0.5 million) in 2026. The increase was primarily due to outsourced research and development on 9bit gaming platform and payroll expense on online game.

Sales and Marketing Expenses. Sales and marketing expenses increased by 2,818.8% from RMB0.2 million in 2025 to RMB4.8 million (US$0.7 million) in 2026. The increase in sales and marketing expenses was primarily due to growth online game user acquisition costs and promotional expenses.

General and Administrative Expenses. General and administrative expenses decreased by 2.3% from RMB33.2 million in 2025 to RMB32.4 million (US$4.7 million) in 2026.

Impairment on Other investments. We recorded impairment on other investment of RMB0.6 million in 2025 and nil in 2026, primarily due to the impairment on investment of SMI.

Realized Gain on Exchange Cryptocurrencies. Our realized gain on exchange cryptocurrencies decreased from RMB12.1 million in 2025 to RMB7.6 million (US$1.1 million) in 2026, primarily because of decrease expend on cryptocurrencies.

Fair value Change on Cryptocurrencies. We recorded fair value change on cryptocurrencies of RMB39.7 million and RMB 68.6 million (US$(10.0 million) in 2025 and 2026, respectively. The difference was primarily due to the price change of the cryptocurrencies.

Changes in fair value on other investments. We recognized negative changes in fair value on other investment amounted to RMB0.2 million in 2025, primarily due to the negative fair value change on Nano Labs, Ltd. We recognized negative changes in fair value on other investment amounted to RMB0.01 million in 2026, primarily due to the negative fair value change on Nano Labs, Ltd.

Interest Expenses. We recorded interest expenses amounting to RMB 11.5 million (US$1.7 million) in 2026 and RMB2.2 million in 2025, primarily due to the increase on non-cash amortization of debt discount.

Gain (loss) from Change in Fair Value of Conversion Feature Derivative Liability. We had a gain from change in fair value of conversion feature derivative liability of RMB2.2 million (US$0.3 million) in 2026 and a loss from change in fair value of conversion feature derivative liability of RMB 3.3 million in 2025, primarily due to the increase on non-cash amortization of debt discount and fair value change on options.

Gain on extinguishment of debt. We recorded gain on extinguishment of debt of nil in 2025 and RMB 2.9 million (US$ 0.4 million) in 2026. The increase was primarily attributable to the termination of Loan 2, Tranche 6, effective February 26, 2026. Upon termination of the loan, the Company was no longer required to repay the outstanding loan balance to the lender, and the lender was not required to return the collateral to the Company.

Cryptocurrency reward. We recorded cryptocurrency amounting to RMB 188.6 million (US$27.3 million) in 2026 and nil in 2025, mainly related to the Group received 1,425,000,000 9BIT tokens pursuant to a cooperation agreement with the 9BIT Foundation, during the three months ended March 31, 2026

Fair value change on 9BIT tokens. We recorded fair value change on 9BIT tokens of nil and RMB 70.8 million (US$(10.3 million) in 2025 and 2026, respectively. The difference was primarily due to the price change of the 9BIT tokens.

Foreign Exchange Gain (Loss). We recorded foreign exchange loss of RMB 0.2 million in 2025 and gain of RMB 1.4 million (US$0.2 million) in 2026.

Other Income, Net. We recorded other income amounting to RMB 0.2 million (US$0.03 million) in 2026 mainly related to government subsidy. We recorded other income amounting to RMB0.4 million in 2025, mainly relating to income from sales of fixed assets in 2025.

Net Income (Loss) Income Attributable to The9 Limited ordinary Shareholders. Primarily as a result of the cumulative effect of the above factors, we recorded a net income attributable to our ordinary shareholders of RMB156.8 million (US$22.7 million) in 2026, as compared with net loss attributable to our ordinary shareholders of RMB66.2 million in 2025.

Liquidity and Capital Resources

As of March 31, 2026, the Group had cash and cash equivalents of RMB16,252 thousand (US$2,356 thousand), compared to RMB58,489 thousand as of December 31, 2025.

Operating Activities. Net cash used in operating activities was RMB33,390 thousand for the three months ended March 31, 2026, primarily due to 1) net income of three months ended March 31, 2026 is RMB155,617 thousand, partially offset by 1) receipt of 9bit from operating activities RMB188,623 thousand, 2) change in accounts receivable and other long-lived assets RMB7,613 thousand.

Investing Activities. Net cash used in investing activities was RMB8,073 thousand for the three months ended March 31, 2026, primarily due to proceeds from loan to a related party RMB8,073 thousand.

Financing Activities. Net cash provided by and used in financing activities was nil for the three months ended March 31, 2026.